UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise

Aliso Viejo, CA 92656

(949) 380-6100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: U.S.$63,317.58

Form or registration no.: Schedule 14D-1F

Filing Party: Microsemi Corporation; 0916753 B.C. ULC

Date Filed: August 18, 2011

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a) Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery. (1)

(b) Notice of Variation and Extension, dated September 22, 2011. (2)

(c) Notice of Extension, dated October 12, 2011. (3)

(d) Notice of Compulsory Acquisition (Shares), dated October 24, 2011, including Election.

(e) Notice of Compulsory Acquisition (Debentures), dated October 24, 2011.

Item 2.	Informational Legends

(a) See page iii of the Offers and Circular, dated August 17, 2011. (1)

(b) See page 1 of the Notice of Extension and Variation, dated September 22, 2011. (2)

(c) See page 1 of the Notice of Extension, dated October 12, 2011. (3)

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

October 24, 2011

NOTICE OF COMPULSORY ACQUISITION

PURSUANT TO SECTION 206 OF THE

CANADA BUSINESS CORPORATIONS ACT

in connection with the

OFFER TO PURCHASE FOR CASH

all of the outstanding common shares and associated SRP Rights of

ZARLINK SEMICONDUCTOR INC.

at a price of $3.98 in cash for each common share

by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

TO:	ALL OF THE HOLDERS OF COMMON SHARES OF ZARLINK SEMICONDUCTOR INC. WHO DID NOT ACCEPT THE ABOVE-MENTIONED OFFER

AND TO:	SUBSEQUENT HOLDERS OF SUCH COMMON SHARES

AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

Pursuant to the offer to purchase dated August 17, 2011, as amended by the notice of variation and extension dated September 22, 2011 and the notice of extension dated October 12, 2011 (the “Share Offer”), 0916753 B.C. ULC (the “Offeror”), a wholly-owned subsidiary of Microsemi Corporation, offered to purchase all of the outstanding common shares, including common shares which become outstanding upon the exercise, conversion or exchange of options to acquire common shares and debentures convertible into common shares, together with associated rights outstanding under the shareholder rights plan (the “SRP Rights”) (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”) of Zarlink Semiconductor Inc. (“Zarlink”). The Share Offer expired at 5:00 p.m. (Toronto time) on October 24, 2011.

Offerees holding not less than 90% of the Zarlink Shares to which the Share Offer related have accepted the Share Offer. The Offeror has taken up and paid for all Zarlink Shares of offerees who accepted the Share Offer (representing more than 90% of all outstanding Zarlink Shares).

The Offeror is hereby exercising its right under section 206 of the Canada Business Corporations Act (the “CBCA”) to acquire Zarlink Shares not purchased by it under the Share Offer. Pursuant to paragraph 206(3)(c) of the CBCA, those holders of Zarlink Shares who have not accepted the Share Offer and subsequent holders of such Zarlink Shares who have acquired Zarlink Shares from such first mentioned holders (“Dissenting Offerees”) are required to elect:

(a)	to transfer their Zarlink Shares to the Offeror on the terms on which the Offeror acquired the Zarlink Shares of the offerees who accepted the Share Offer; or

(b)	to demand payment of the fair value of their Zarlink Shares in accordance with subsections 206(9) to 206(18), inclusive, of the CBCA by notifying the Offeror within 20 days after receipt of this notice.

A Dissenting Offeree who does not notify the Offeror of his or her election in accordance with clause (b) above (CBCA, subparagraph 206(3)(c)(ii)) is deemed to have elected to transfer his or her Zarlink Shares to the Offeror on the same terms that the Offeror acquired the Zarlink Shares from the offerees who accepted the Share Offer.

Regardless of his or her election, a Dissenting Offeree is required by the CBCA to send the certificates representing such Dissenting Offeree’s Zarlink Shares to Zarlink in the care of the Depositary (as defined below) within 20 days after the date of receipt of this notice. Regardless of whether such share certificates are submitted as required, they will be cancelled pursuant to the CBCA.

The Offeror is required under the CBCA to pay to Zarlink, within 20 days after sending this notice, the amount of money that the Offeror would have had to pay to Dissenting Offerees if such Dissenting Offerees had elected to transfer their Zarlink Shares under clause (a) above. On October 13, 2011, the Offeror paid this amount to Equity Financial Trust Company (the “Depositary”) for the account of Zarlink in trust.

HOW TO RESPOND TO THIS NOTICE

Enclosed with this notice is an election form (the “Election Form”), which, if completed and returned to the Depositary at the address set forth on the last page of this notice, in the enclosed envelope, will constitute notice to the Offeror of your election.

1.	MAKE YOUR ELECTION

(i) Election to Transfer Your Zarlink Shares on the terms of the Share Offer

If you elect to transfer the Zarlink Shares held by you to the Offeror under clause (a) above, you should deliver (A) the enclosed Election Form (duly completed to indicate your election to transfer the Zarlink Shares held by you), (B) the certificate(s) representing the Zarlink Shares held by

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you to the Depositary, as agent for Zarlink, within 20 days from the date of receipt of this notice at the address of the Depositary set out on the last page of this notice, together with (C) the letter of transmittal (printed on yellow paper) accompanying the Offers and Circular dated August 17, 2011. If neither box is checked, or a completed Election Form is not included with your share certificate(s), you will be deemed to have elected to transfer your Zarlink Shares to the Offeror on the basis referred to in clause (a) above. A cheque in payment for your Zarlink Shares will be mailed to you as soon as practicable after receipt by the Depositary of the certificate(s) representing your Zarlink Shares and the duly completed letter of transmittal.

(ii) Election to Demand Payment of Fair Value

If you elect to demand payment of fair value of your Zarlink Shares under clause (b) above, you should deliver (A) the enclosed Election Form (duly completed to indicate such election), together with (B) the certificate(s) representing the Zarlink Shares held by you to the Depositary, as agent for Zarlink, within 20 days from the date of receipt of this notice at the address of the Depositary set out on the last page of this notice. If you do not notify the Offeror in accordance with clause (b) above, you will be deemed to have elected to transfer your Zarlink Shares to the Offeror on the basis referred to in clause (a) above, in which case a cheque in payment for your Zarlink Shares will be mailed to you as soon as practicable after receipt by the Depositary of the certificate(s) representing your Zarlink Shares and the duly completed letter of transmittal.

An election to demand payment of fair value under clause (b) above involves an application to a court of competent jurisdiction. If you wish to elect to demand payment of fair value of your Zarlink Shares, you should consult with a lawyer or other professional adviser as the provisions of Section 206 of the CBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice such rights.

2.	RETURN YOUR SHARE CERTIFICATE(S)

No matter what election you make, you are required under the CBCA to send certificate(s) representing the Zarlink Shares held by you to Zarlink within 20 days from the date of receipt of this notice. Such certificate(s) should be sent, together with a completed Election Form indicating your election, as described above, to the Depositary in care of Zarlink at the address set out on the last page of this notice. The method of delivery of your share certificate(s) is at your option and risk. It is recommended, however, that share certificate(s) be delivered by hand and a receipt obtained. If mail is used, registered mail is recommended. An envelope has been enclosed for your convenience. If a certificate has been lost or destroyed, you should contact the Depositary at the address set out on the last page of this notice for information on how to obtain replacement share certificates.

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Yours very truly, 0916753 B.C. ULC

By:	(signed) James J. Peterson
	Name: Title:	James J. Peterson President and Chief Executive Officer

Any questions and requests for assistance may be directed to the Depositary:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-mail: investor@equityfinancialtrust.com

ELECTION

To:	Equity Financial Trust Company
200 University Avenue Suite 400
Toronto, Ontario
M5H 4H1
Attention: Corporate Actions

Reference is made to the notice (the “Notice”) of 0916753 B.C. ULC. (the “Offeror”), a wholly-owned subsidiary of Microsemi Corporation, dated October 12, 2011 relating to the offer dated August 17, 2011, as amended and extended on September 22, 2011 and October 12, 2011 (the “Share Offer”), by the Offeror to purchase all of the outstanding common shares, together with associated rights outstanding under the shareholder rights plan (the “SRP Rights”) (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”) of Zarlink Semiconductor Inc. (“Zarlink”), including Zarlink Shares issuable upon the exercise of the outstanding options of Zarlink at a price of $3.98 in cash per Zarlink Share.

Pursuant to paragraph 206(3)(c) of the Canada Business Corporations Act, the undersigned holder of Zarlink Shares hereby elects (check appropriate box):

☐ a)	to transfer his or her Zarlink Shares to the Offeror on the terms on which the Offeror acquired the Zarlink Shares under the Share Offer; or

☐ b)	to demand payment of the fair value of his or her Zarlink Shares in accordance with subsections 206(9) to 206(18) of the Canada Business Corporations Act, and hereby notifies the Offeror of such election.*

Dated this day of , 2011.

Name of Registered Shareholder: (Please print or type)

Signature of Registered Shareholder:

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

*	This or other written notice of an election must be given to the Offeror at the address specified within 20 days after receipt of the Notice, failing which you will be deemed to have elected option (a) above.

Capitalized terms used and not defined herein shall have the meanings given to them in the Offers and Circular dated August 17, 2011 of 0916753 B.C. ULC, as amended by notice of variation and extension dated September 22, 2011 and by a notice of extension dated October 12, 2011.

October 24, 2011

OFFEROR’S NOTICE OF COMPULSORY ACQUISITION

PURSUANT TO SECTION 12.3 OF THE

TRUST INDENTURE OF ZARLINK SEMICONDUCTOR INC.

DATED AS OF JULY 30, 2007

in connection with the

OFFER TO PURCHASE FOR CASH

all of the outstanding 6% unsecured, subordinated convertible debentures maturing on

September 30, 2012

of

ZARLINK SEMICONDUCTOR INC.

at a price of $1,624.49 in cash per $1,000.00 principal amount of the 6% unsecured,

subordinated convertible debentures maturing on September 30, 2012 plus accrued and unpaid interest to the date such debentures are taken up under the Debenture Offer by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

TO:	ALL OF THE DEBENTUREHOLDERS OF ZARLINK SEMICONDUCTOR INC. WHO DID NOT ACCEPT THE ABOVE-MENTIONNED OFFER

AND TO:	SUBSEQUENT HOLDERS OF SUCH CONVERTIBLE DEBENTURES

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

1.	COMPULSORY ACQUISITION

Pursuant to the offer to purchase dated August 17, 2011, as amended by a notice of variation and extension dated September 22, 2011 and further amended by a notice of extension dated October 12, 2011 (the “Debenture Offer”), 0916753 B.C. ULC (the “Offeror”), a wholly-owned subsidiary of Microsemi Corporation, offered to purchase all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30,

2012 (the “Zarlink Debentures”) of Zarlink Semiconductor Inc. (“Zarlink”). The Debenture Offer expired at 5:00 p.m. (Toronto time) on October 24, 2011.

Debentureholders holding at least 90% of the principal amount of all outstanding Zarlink Debentures, other than Zarlink Debentures beneficially owned by the Offeror at the time the Offers were made, have accepted the Debenture Offer. The Offeror has taken up and paid for all deposited Zarlink Debentures and now holds more than 90% of the principal amount of all outstanding Zarlink Debentures.

The Offeror is hereby exercising its right under Section 12.3 of the trust indenture of Zarlink dated as of July 30, 2007 (the “Trust Indenture”), to acquire all of the Zarlink Debentures not deposited to the Debenture Offer and the holders of such Debentures (the “Dissenting Debentureholders”) are required to sell and transfer their Zarlink Debentures to the Offeror for the same consideration per $1,000 principal amount of the Zarlink Debentures paid under the Debenture Offer.

2.	IMMEDIATE DEEMED TRANSFER OF DEBENTURES

In accordance with the terms of the Trust Indenture, the Offeror has delivered to Computershare Trust Company of Canada (the “Debenture Trustee”) the aggregate amount of consideration that the Offeror must pay to the Dissenting Debentureholders and the Dissenting Debentureholders are therefore deemed to have transferred to the Offeror the Zarlink Debentures held by them and such Dissenting Debentureholders have ceased to have any rights as Debentureholders, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Debentureholders if they had deposited their Zarlink Debentures under the Debenture Offer.

3.	CONSIDERATION PAID TO THE DEBENTURE TRUSTEE

Settlement with each Dissenting Debentureholder will be effected by the Debenture Trustee and the applicable Debentureholders by: (a) the Debenture Trustee issuing a wire transfer or other form of payment acceptable to CDS & Co. (“CDS”), payable in Canadian funds, representing the cash payment for the Zarlink Debentures to which CDS is entitled on behalf of the CDS Participants it represents; (b) CDS issuing a wire transfer representing the cash payment for the Zarlink Debentures to which each CDS Participant, on behalf of each Dissenting Debentureholder, is entitled; (c) CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of any issued Zarlink Debentures; and (d) each CDS Participant issuing the payment to the Dissenting Debentureholder that it is entitled to.

Beneficial Debentureholders will receive their consideration entitlement from their broker or other nominee without any further action required on the part of the beneficial Debentureholder. Please contact your broker or other nominee with any questions or for additional information regarding payment for your Zarlink Debentures.

Please contact the Offeror’s Information Agent, Laurel Hill Advisory Group, at 1-877-452-7184 for any questions regarding the Debenture Offer or the compulsory acquisition pursuant to this Offeror’s notice.

4.	CHANGE OF CONTROL

A Change of Control (as such term is defined in the Trust Indenture) occurred on October 12, 2011, the effective date of the Change of Control, when the Offeror took up and accepted for payment 123,438,737 common shares of Zarlink (the “Zarlink Shares”), representing 96% of the outstanding Zarlink Shares pursuant to the offer to purchase dated August 17, 2011, as amended by a notice of variation and extension dated September 22, 2011 and further amended by a notice of extension dated October 12, 2011, whereby the Offeror offered to purchase all outstanding Zarlink Shares (together with associated rights outstanding under the shareholder rights plan of Zarlink) and $54,417,000 principal amount of Zarlink Debentures, representing approximately 87% of the outstanding Zarlink Debentures pursuant to the Debenture Offer. In accordance with the terms of the Trust Indenture, Zarlink is required, in the event of a Change of Control, to offer to purchase all of the outstanding Zarlink Debentures not already owned by the Offeror, for a price equal to 101% of the principal amount of Zarlink Debentures plus accrued and unpaid interest thereon up to, but excluding, October 12, 2011 (the “Change of Control Offer”).

Given that (1) the Offeror is now exercising its right pursuant to Article 12 of the Trust Indenture to acquire the principal amount of all the Zarlink Debentures not already owned by it and (2) the price being paid under this Notice is higher that the price that would have been offered under the Change of Control Offer, no Change of Control Offer will be made.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Yours very truly, 0916753 B.C. ULC

(signed) James J. Peterson
James J. Peterson President and Chief Executive Officer

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Offers is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

The Debenture Trustee is:

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario

M5J 2Y1

Attention: Manager, Corporate Trust

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as Exhibits to this Schedule:

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011. (3)

1.6	Amendment No. 2 to Credit Agreement, dated as of October 13, 2011, by and among Microsemi Corporation, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. LLC and the lenders referred to therein (incorporated by reference to Exhibit 10.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 19, 2011).

1.7	Press release issued by Microsemi Corporation on October 25, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2011	MICROSEMI CORPORATION

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

0916753 B.C. ULC

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011. (3)

1.6	Amendment No. 2 to Credit Agreement, dated as of October 13, 2011, by and among Microsemi Corporation, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. LLC and the lenders referred to therein (incorporated by reference to Exhibit 10.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 19, 2011).

1.7	Press release issued by Microsemi Corporation on October 25, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.